Exhibit (a)(5)(i)


For immediate release
Friday, 30th June, 2000


Invensys Holdings Limited, an indirect wholly owned subsidiary of Invensys plc, made the following purchases through its agent Goldman Sachs
International on the Amsterdam Exchanges:

Tuesday 27 June, 2000
800,000 shares of Baan Company N.V. at an average price of Euro 2.85.

Wednesday 28 June, 2000
800,342 shares of Baan Company N.V. at an average price of Euro 2.85.

There were no shares purchases on Thursday 29 June, 2000.